Filed by MDC Partners Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: MDC Partners, Inc.

Commission File No.: 001-13718

Date: December 22, 2020

In connection with MDC Partners Inc.’s (“MDC”) proposed business combination with Stagwell Media LP, the following communication was posted by MDC to an intranet site on December 21, 2020.

MDCSTG – Hive Q+A with Mark Penn

Title: MDC’s Next Chapter: Interview with MDC CEO Mark Penn

Subhead: “MDC Chairman and CEO Mark Penn joins us for a discussion about the implications of today’s announcement that MDC and Stagwell have entered into a definitive agreement to combine.”

Featured Image: “MDC Partners + The Stagwell Group: Transforming Marketing” logo lockup.

Today marks an exciting chapter in MDC Partners' history. MDC announced today that it has entered into a definitive agreement to combine with The Stagwell Group, forming a new, transformative marketing services company built with precisely the right best-in-class capabilities to meet modern marketers' diverse needs.

MDC Partners Chairman and CEO Mark Penn joined The Hive for a brief interview about the implications of the combination, the opportunities it presents, and the "Talent + Technology" philosophy that will power our future.

For additional details about today's announcement, please visit our website at [link to PR].

Can you shed some light on the rationale for the combination?

In one word? Transformation.

MDC + Stagwell is an opportunity to transform the fundamentally antiquated way the industry has approached everything from global reach to innovation, partnership, technology, media, data, and analytics. MDC houses many of the world's most renowned creative networks and celebrated creative talent. Stagwell is home to innovative data and research specialists, alongside industry-leading technology companies that are fantastic complements to the expert digital transformation offerings we have at MDC. By uniting these offerings, we are unleashing the power of Talent + Technology around the world, and bringing true scaled Creative Performance to the marketplace.

In doing so, we are creating the first marketing services network of our kind – a formidable partner to our clients in growth, built with precisely the right best-in-class capabilities modern marketers need to thrive. At the core, that includes Second-to-None Creativity & Communications, Precision Media & Data Capabilities, Rigorous Consumer Insights & Strategy, and Results-driven Technology & Digital Transformation.

What do you mean by "the power of Talent + Technology?"

Talent + Technology means you are our future.

Together, we are a global collective of entrepreneurial specialist agencies with diverse cultures, values, and capabilities, all sharing the reputations and leadership that attracts top-tier talent. Together, through innovative ways of working – and a culture of collaboration, rather than the consolidation many others’ have embraced – we will bring our clients the most expert integrated solutions.

Talent + Technology is also our commitment. A commitment to invest in two areas of greatest impact for our people and our clients.

We are evolving modern marketing capabilities with a platform to scale intelligently.

Haven't we been collaborating with Stagwell for a while now?

Yes! We are fortunate to have had nearly two years of working together, leveraging complementary capabilities to collaborate on existing and new business, and exploring the additive nature of our offerings and operations.

In fact, we also have a record of joint-wins, including earlier this year, when Doner and Code and Theory jointly pitched for and won Johnson & Johnson’s creative business for advertising and digital marketing for its U.S. Self Care business, including Tylenol, Listerine and Zyrtec – unseating a decades-long incumbent agency.  Together with SKDK, MDC Media Partners also executed a $100 million national campaign media buy earlier this year, and our complementary capabilities have resulted in pitch invitations for several $15+ million assignments.

These alliances mean that we not only have a track record of successful collaboration, and a smooth path toward deeper partnership, but a cultural familiarity that was vetted over the last two years to know our ambitions and values are aligned.

Combinations and agency consolidations have been all the rage in the advertising industry in recent years. What about this combination is different than the other combinations we've seen across big holding companies?

Advertisers have been saying we need to reinvent for decades. Many have sought that reinvention through consolidating struggling agency brands, eliminating services, and generally "rearranging the deck chairs."

But while the industry was busy making agencies more "buyable," it failed to do much to make itself more "valuable" – for clients or talent. Meanwhile, some of the alternative solutions we've seen, such as consultants, fail to bring deep expertise or the creativity that modern business and marketing challenges require.

We're doing things differently.

We understand that consolidation has never led to better outcomes for clients or talent. On the other hand, collaboration engenders precisely the creativity, effectiveness, value, and innovation that clients deserve and that our talent thrives in.

Holding companies, in particular, have struggled in the market, burdened by unwieldy, siloed infrastructures and expansive global footprints. Our nimble model leans into the borderless collaboration possible when technology sits at the core of creativity, allowing us to retain a lean global footprint while constructing mission-based teams to service clients regardless of geography. We can operate with our competitors' global scale without the baggage of legacy structures, all the while punching-up to compete for larger, more complex business than possible as separate entities.

How does this impact MDC's outlook for growth?

First, we are more confident about our growth than ever before. If the pandemic taught us anything, it’s that we have the fundamentals to operate successfully in any environment, and precisely the innovative talent that clients need now more than ever.

Second, we intend to continue to provide clients with the most progressive solutions to drive their businesses forward.

That will include adding complementary and enhanced capabilities as we identify needs and opportunities, in service of our promise to deliver the best-in-class solutions modern marketers need. It will also include further investment and development in proprietary technology solutions that solve for gaps in the marketing services model, as both MDC and Stagwell have done in recent years with the launch of PRophet at MDC, and LOGOS, Koalifyed, Cue, and Compass at Stagwell.

We have a plan to grow to $3 billion in revenue in 2025, with a roadmap that includes new products, organic growth, and acquisitions of like-minded, modern businesses that share our values and ambition.

How do employees throughout the network stand to benefit from this combination?

At the core, ours is an investment in our talent and our clients' futures and a commitment to doubling-down that investment as we grow.

We've identified an opportunity to reinvent the business using the strengths and synergies of two complementary, best-in-class entities, combining the creative and technology solutions that marketers deserve.

With this as the foundation of a new model, we're able to capitalize on each organization's proven strengths and add investment and development to our offerings and our talent. We're building an offering that can leapfrog what it will take the traditional holding company and consultancies years to build, and that's an exciting opportunity to be a part of.

Once the transaction closes, we will share further details on the development and other opportunities this creates for you and your agency.

If a client asks me about the transaction, what can I say?

That we are creating the transformative marketing services company today's marketplace demands by unleashing the power of Talent + Technology.

We are pursuing this combination because we believe that the marketing world requires a new model and that our clients demand and deserve the most integrated thinking and solutions to thrive in today's environment.

They will continue to receive exactly the attention and services they know and love, but as a network, we are applying more integrated thinking, as well as added resources, investments, training, and cutting-edge technology services to our solutions.

What should we expect next from this process?

Now that a definitive agreement has been reached, MDC Partners shareholders must vote on the proposed combination. As this process continues, you can expect updates on critical milestones through my email network communications, at www.mdc-partners.com, and here, on The Hive.

As we enter 2021, what are you most excited about?

Hands down, the possibilities of collaboration.

We're seeing encouraging news on the COVID-19 vaccination front, and every day a path to resuming in-person work becomes clearer and clearer. Especially now that the construction of MDC's global headquarters at One World Trade Center in Manhattan is complete, I look forward to observing the collaborative magic that's been happening in Zoom meetings and late-night Teams calls over the past year taking shape in an environment where our best creative and strategic minds can rub elbows and learn from each other. There is such incredible value in the purposeful collaboration we've built, for clients and employees – particularly in this environment – and we've taken extra care to engage technology to embolden and empower our creativity in new ways.

And, more broadly, I tend to be a largely optimistic person. So while the marketing industry has taken a hit throughout the COVID-19 pandemic, I remain extremely bullish on the fundamental and enduring value of marketing as society turns the corner in 2021. As I wrote when the pandemic began, marketers are prepared to steer one of the most sophisticated turn-around efforts we've seen in business since the 2008 recession. It will be largely contingent upon creative, digitally savvy people being given the runway to drive category-defining work. As MDC + Stagwell, we couldn't be better prepared to do just that.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements (collectively, “forward-looking statements”) within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Exchange Act and the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under applicable Canadian securities laws. Statements in this document that are not historical facts, including statements about MDC’s or Stagwell’s beliefs and expectations and recent business and economic trends, constitute forward-looking statements. Words such as “estimate,” “project,” “target,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “should,” “would,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “future,” “assume,” “forecast,” “focus,” “continue,” or the negative of such terms or other variations thereof and terms of similar substance used in connection with any discussion of current plans, estimates and projections are subject to change based on a number of factors, including those outlined in this section. Such forward-looking statements may include, but are not limited to, statements related to: future financial performance and the future prospects of the respective businesses and operations of MDC, Stagwell and the combined company; information concerning the proposed business combination with subsidiaries of Stagwell (the “Proposed Transaction”); the anticipated benefits of the Proposed Transaction; the likelihood of the Proposed Transaction being completed; the anticipated outcome of the Proposed Transaction; the tax impact of the Proposed Transaction on MDC and shareholders of MDC; the timing of the shareholder meeting to approve the Proposed Transaction (the “Special Meeting”) the shareholder approvals required for the Proposed Transaction; regulatory and stock exchange approval of the Proposed Transaction; and the timing of the implementation of the Proposed Transaction. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement, including the risks identified in our filings with the SEC.

These forward-looking statements are subject to various risks and uncertainties, many of which are outside MDC’s control. Important factors that could cause actual results and expectations to differ materially from those indicated by such forward-looking statements include, without limitation, the risks and uncertainties set forth under the section entitled “Risk Factors” in the Proxy/Prospectus, and under the caption “Risk Factors” in MDC’s Annual Report on Form 10-K for the year-ended December 31, 2019 under Item 1A, in MDC’s Quarterly Report on Form 10-Q for the three-months ended March 31, 2020 under Item 1A, in MDC’s Quarterly Report on Form 10-Q for the six-months ended June 30, 2020 under Item 1A and in MDC’s Quarterly Report on Form 10-Q for the nine-months ended September 30, 2020. These and other risk factors include, but are not limited to, the following:

•	an inability to realize expected benefits of the Proposed Transaction or the occurrence of difficulties in connection with the Proposed Transaction;
•	adverse tax consequences in connection with the Proposed Transaction for MDC, its operations and its shareholders, that may differ from the expectations of MDC or Stagwell, including that future changes in tax law, potential increases to corporate tax rates in the United States and disagreements with the tax authorities on MDC’s determination of value and computations of its tax attributes may result in increased tax costs;
•	the occurrence of material Canadian federal income tax (including material “emigration tax”) as a result of the Proposed Transaction;
•	the impact of uncertainty associated with the Proposed Transaction on MDC’s and Stagwell’s respective businesses;
•	direct or indirect costs associated with the Proposed Transaction, which could be greater than expected;
•	the risk that a condition to completion of the Proposed Transaction may not be satisfied and the Proposed Transaction may not be completed; and
•	the risk of parties challenging the Proposed Transaction or the impact of the Proposed Transaction on MDC’s debt arrangements.

You can obtain copies of MDC’s filings under its profile on SEDAR at www.sedar.com, its profile on the SEC’s website at www.sec.gov or its website at www.mdc-partners.com. MDC does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

In connection with the Proposed Transaction, MDC and New MDC will file with the SEC a registration statement on Form S-4 (the “Form S-4”) that will include a proxy statement of MDC (the “Proxy Statement” and, together with the Form S-4, the “Proxy Statement/Prospectus”). This communication is not a substitute for the Proxy Statement/Prospectus or any other document MDC may file with the SEC in connection with the Proposed Transaction. When available, MDC will mail the Proxy Statement/Prospectus to its shareholders in connection with the votes to approve certain matters in connection with the Proposed Transaction.

INVESTORS AND SECURITYHOLDERS OF MDC ARE URGED TO READ CAREFULLY THE PROXY STATEMENT/PROSPECTUS, ONCE AVAILABLE, REGARDING THE PROPOSED TRANSACTION IN ITS/THEIR ENTIRETY WHEN THEY BECOME AVAILABLE (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) OR ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain, free of charge, copies of the Proxy Statement/Prospectus, when available, and other relevant documents filed by MDC or New MDC with the SEC, at the SEC’s website at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC and from MDC’s website at http://www.mdc-partners.com.

The URLs in this announcement are intended to be inactive textual references only. They are not intended to be active hyperlinks to websites. The information on such websites, even if it might be accessible through a hyperlink resulting from the URLs or referenced herein, is not and shall not be deemed to be incorporated into this announcement. No assurance or representation is given as to the suitability or reliability for any purpose whatsoever of any information on such websites.

No Offer or Solicitation

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that MDC or New MDC may file with the SEC in connection with the Proposed Transaction. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended. The Proposed Transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in the Solicitation

MDC, New MDC and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from MDC’s shareholders with respect to the approvals required to complete the Proposed Transaction. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the Proposed Transaction, by security holdings or otherwise, will be set forth in the Proxy Statement/Prospectus when filed with the SEC. Information regarding MDC’s directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by MDC with the SEC on May 26, 2020 and in the Annual Report on Form 10-K filed by MDC with the SEC on March 5, 2020. Additional information regarding the interests of participants in the solicitation of proxies in respect of the Special Meeting will be included in the Proxy Statement/Prospectus to be filed with the SEC. These documents are available to the shareholders of MDC free of charge from the SEC’s website at www.sec.gov and from MDC’s website at www.mdc-partners.com.

You must not construe the contents of this document as legal, tax, regulatory, financial, accounting or other advice, and you are urged to consult with your own advisors with respect to legal, tax, regulatory, financial, accounting and other consequences of the Proposed Transaction, the suitability of the Proposed Transaction for you and other relevant matters concerning the Proposed Transaction.